FORM 11-K

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                               ANNUAL REPORT

      PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1996

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           The First Financial Holdings, Inc. Sharing Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      First Financial Holdings, Inc.
      34 Broad Street
      Charleston, SC  29401

THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED
INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO WERE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

                       FIRST FINANCIAL HOLDINGS, INC.
                            SHARING THRIFT PLAN

                            Financial Statements
                         December 31, 1996 and 1995

                (With Independent Auditors' Report Thereon)

                                  CONTENTS

Independent Auditors' Report                                            1

Financial Statements for 1996 and 1995

     Statements of Net Assets Available for Plan Benefits, With Fund
          Information                                                   2

     Statement of Changes in Net Assets Available for Benefits,
          With Fund Information                                       3-4

     Notes to Financial Statements                                   5-10

Schedules Supporting 1996 Financial Statements

     Schedule I - Assets Held for Investment Purposes - Item 27a       11

     Schedule II - Summary of Reportable Transactions - Item 27d       12

Signature                                                              13

Independent Auditors  Consent                                          14

                        INDEPENDENT AUDITORS' REPORT

The Plan Trustees
First Financial Holdings, Inc. Sharing Thrift Plan

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the First Financial Holdings, Inc. Sharing Thrift Plan (the "Plan") as of December 31, 1996 and 1995 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Trustees of the Plan. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit for the year ended December 31, 1996 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


MCLAIN, MOISE & ASSOCIATES, PC
June 23, 1997

                                      FIRST FINANCIAL HOLDINGS, INC.
                                           SHARING THRIFT PLAN

               Statements of Net Assets Available for Plan Benefits, With Fund Information

                                        December 31, 1996 and 1995

                                          December 31, 1996
                       Equity      Fixed       Stock       Growth      Bond     Loans
                        Fund       Fund        Fund         Fund       Fund     Fund      Total
---------------------------------------------------------------------------------------------------
Assets:
   Investments, at
     fair value     $ 5,746,952 $ 3,358,579 $ 8,341,630 $ 3,085,512 $ 325,526 $   -     $20,858,199
   Employer
     contributions
     receivable          55,291      31,767     157,800      45,896     8,030     -         298,784
   Due(to)from
     other funds         -           -           -           -           -        -           -
   Loans receivable
     from
     participants        -           -           -           -           -     224,166      224,166
                    -------------------------------------------------------------------------------
Net assets
   available for
   benefits         $ 5,802,243 $ 3,390,346 $ 8,499,430 $ 3,131,408 $ 333,556 $224,166  $21,381,149
                    ===============================================================================

                                          December 31, 1995
                       Equity      Fixed       Stock       Growth      Bond     Loans
                        Fund        Fund        Fund        Fund       Fund      Fund       Total
---------------------------------------------------------------------------------------------------
Assets:
  Investments, at
    fair value      $ 5,183,969 $ 3,277,179 $ 7,116,482 $ 2,252,317  $312,887 $   -     $18,142,834
  Employer
    contributions
    receivable           91,054      66,821     249,202      57,239    14,463     -         478,779
  Due(to)from other
    funds              (371,185)    348,583      70,198     (33,592)  (14,004)    -           -
  Loans receivable
    from
    participants         -           -           -           -           -     210,421      210,421
Liabilities:
  Accounts payable       (4,298)     (3,184)     (6,644)     (1,838)     (249)    -         (16,213)
                    -------------------------------------------------------------------------------
Net assets
  available for
  plan benefits     $ 4,899,540 $ 3,689,399 $ 7,429,238 $ 2,274,126 $ 313,097 $210,421  $18,815,821
                    ===============================================================================

                         See accompanying notes to financial statements

                                      FIRST FINANCIAL HOLDINGS, INC.
                                           SHARING THRIFT PLAN

          Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information

                                                    December 31, 1996
                                                                                                 Loans
                                        Equity      Fixed       Stock       Growth      Bond       to
                                         Fund        Fund        Fund        Fund       Fund   Participants    Total
-----------------------------------------------------------------------------------------------------------------------
Additions to net assets attributable to:
  Investment income:
     Net appreciation (depreciation)
       in fair value of investments  $  573,606  $    -      $1,186,807  $  235,091   $   -     $    -     $  1,995,504
     Interest                             -         204,970       6,887       -          10,839     24,289      246,985
     Dividends                          190,409       -         241,293     173,930       -          -          605,632
       Total investment income          764,015     204,970   1,434,987     409,021      10,839     24,289    2,848,121
  Contributions
     Participants                       321,546     174,920     193,902     232,995      33,205      -          956,568
     Cafeteria credits                    -          45,111       -           -           -          -           45,111
     Employer match                       -           -         462,436       -           -          -          462,436
     Employer profit sharing            214,558     135,988     129,137     159,528      32,521      -          671,732
       Total contribution               536,104     356,019     785,475     392,523      65,726      -        2,135,847
         Total additions              1,300,119     560,989   2,220,462     801,544      76,565     24,289    4,983,968

Deductions from net assets
  attributable to:
  Benefits and withdrawals paid to
    participants                        479,492     570,181   1,163,086     123,701      21,766      -        2,358,226
  Administrative fees                    21,496      15,226      19,214      10,447       1,335      -           67,718
         Total deductions               500,988     585,407   1,182,300     134,148      23,101      -        2,425,944

Net increase (decrease) prior to
  transfers                             799,131     (24,418)  1,038,162     667,396      53,464     24,289    2,558,024

Transfers:
  Rollover contributions                  4,383       -           -           2,921       -          -            7,304
  Interfund transfers                    99,189    (274,635)     32,030     186,965     (33,005)   (10,544)      -
         Total transfers                103,572    (274,635)     32,030     189,886     (33,005)   (10,544)       7,304
                                                                                                                 -
Net increase (decrease)                 902,703    (299,053)  1,070,192     857,282      20,459     13,745    2,565,328

Net assets available for plan benefits,
  Beginning of year                   4,899,540   3,689,399   7,429,238   2,274,126     313,097    210,421   18,815,821
                                     ----------------------------------------------------------------------------------
  End of year                        $5,802,243  $3,390,346  $8,499,430  $3,131,408  $  333,556 $  224,166 $ 21,381,149
                                     ==================================================================================


See accompanying notes to financial statements

                                                FIRST FINANCIAL HOLDINGS, INC.
                                                      SHARING THRIFT PLAN

Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information


                                                    December 31, 1995
                                       Equity      Fixed       Stock       Growth      Bond      Loans to
                                        Fund        Fund       Fund         Fund       Fund    Participants     Total
-----------------------------------------------------------------------------------------------------------------------
Additions to net assets attributable to:
  Investment income:
     Net appreciation
       (depreciation) in fair
       value of investments         $   775,673 $    -      $  800,172  $   445,960 $   17,861  $    -     $  2,039,666
     Interest                            -          218,572      6,973        -         17,552      19,489      262,586
     Dividends                          145,143      -         209,212       20,971      -           -          375,326
       Total investment income          920,816     218,572  1,016,357      466,931     35,413      19,489    2,677,578
  Contributions
     Participants                       292,012     185,577    207,988      183,318     33,681       -          902,576
     Cafeteria credits                   -           64,283      -            -          -           -           64,283
     Employer match                      -           -         355,904        -          -           -          355,904
     Employer profit sharing            169,340     126,167    101,477      105,566     28,004       -          530,554
       Total contribution               461,352     376,027    665,369      288,884     61,685       -        1,853,317
          Total additions             1,382,168     594,599  1,681,726      755,815     97,098      19,489    4,530,895

Deductions from net assets attributable to:
  Benefits and withdrawals paid to
    participants                        553,423     504,004    316,559      143,919     17,502       -        1,535,407
  Administrative fees                    16,279      13,394     15,170        5,267        895       -           51,005
          Total deductions              569,702     517,398    331,729      149,186     18,397       -        1,586,412

Net increase (decrease) prior to
  transfers                             812,466      77,201  1,349,997      606,629     78,701      19,489    2,944,483

  Transfers
     Rollover contributions              -           -           -            -          -           -           -
     Interfund transfers                (21,834)   (285,333)   226,639       67,416    (26,748)     39,860       -
          Total Transfers               (21,834)   (285,333)   226,639       67,416    (26,748)     39,860       -

Net increase (decrease)                 790,632    (208,132) 1,576,636      674,045     51,953      59,349    2,944,483

Net assets available for plan benefits,
  Beginning of year                   4,108,908   3,897,531  5,852,602    1,600,081    261,144     151,072   15,871,338
                                    -----------------------------------------------------------------------------------
  End of year                       $ 4,899,540 $ 3,689,399 $7,429,238  $ 2,274,126 $  313,097  $  210,421 $ 18,815,821
                                    ===================================================================================

                               See accompanying notes to financial statements

                       FIRST FINANCIAL HOLDINGS, INC.
                            SHARING THRIFT PLAN

                       Notes to Financial Statements
                        December 31, 1996 and 1995

1. Description of Plan

   The following description of First Financial Holdings, Inc. (the "Company") Sharing Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina and subsidiaries ("First Federal") and Peoples Federal Savings and Loan Association in Conway, South Carolina and subsidiaries ("Peoples Federal") (together the "Thrifts").

   A. General
      The Plan is a defined contribution plan consisting of both a tax-deferred 401(k) program and a tax-deferred profit sharing program. The Plan covers all eligible hourly and salaried employees of the Company and its subsidiaries. Employees who have completed six months of service and who are expected to complete a year of service are eligible to make tax-deferred contributions. Employees, 21 years of age and older, who have completed a year of service are eligible to receive profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   B. Contributions
      The Plan permits eligible participants to contribute 2% to 15% of their annual compensation (as defined and not to exceed limitations prescribed by law).

      The Company matches part or all of the participant s tax-deferred contributions up to 5% of the participant's base compensation and makes profit sharing contribution up to 6% of the participant's base compensation. The percentage for the Company's matching contribution and profit sharing contribution is determined for each of the Thrifts based on the individual Thrift's annualized return on equity for each quarter as follows:

                                                        Match and
                                                     Profit Sharing
         Return on Equity                              Percentages
         ----------------------------------------------------------
         Less than 4%                                        0%
         4% to less than 8%                                 25%
         8% to less than 12%                                50%
         12% to less than 16%                               75%
         16% or more                                       100%

   C. Participant Accounts
      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and,
      (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are in addition to Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   D. Vesting
      The participant contributions and Company-match contributions are immediately vested. The participants vest in the profit sharing contributions at 10% per year for the first four years, and at 20% per year thereafter, until fully vested at seven years.

   E. Investment Options
      Upon enrollment in the Plan, participating employees may elect for their contributions and allocated employer profit sharing contributions to be invested in any of five investment funds as follows:

      Participant-directed funds:

      - The Equity Fund is an unsegregated diversified managed fund invested in equity investments selected by the Trustees.
         Effective January 3, 1995, all equity fund investments were transferred to the Fidelity Puritan fund.

      - The Fixed Fund consists of investments in certificates of deposit and/or interest-bearing deposit accounts of the Thrifts.

      -  The Stock Fund invests in common stock of First Financial
         Holdings, Inc.

      - The Growth Fund is an unsegregated diversified managed balanced fund that seeks to provide long-term growth of capital. Effective January 3, 1995 all Growth Fund investments were transferred to the Fidelity Value fund.

      - The Bond Fund is an unsegregated diversified managed fixed income fund that invests primarily in investment grade bonds and seeks to provide a high level of current income consistent with the maintenance of principal and liquidity. Effective January 3, 1995, all Bond Fund investments were transferred to the Fidelity Intermediate Bond fund.

      Investments in the Stock Fund are generally not available for transfer to other investment options. (Refer to page 10; 7. Amendments to the Plan.)

      Nonparticipant-directed funds: The Company's matching contributions are invested in common stock of First Financial Holdings, Inc.

      Information is not available to report the participant-directed and nonparticipant-directed stock investments separately.

      During 1996 and 1995, participants could change their investment options quarterly.

   F. Loans Receivable from Participants
      Participants may borrow from the Plan after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 less any outstanding balance on Plan loans over the last 12 months, or (2) the greater of $10,000 or one-half of the participant's Plan account balance. Generally, Plan loans are limited to one-half of the participant's Plan account balance. In addition, the amounts invested in the First Financial Stock Fund are not available for borrowing.

   G. Payment of Benefits
      On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account. A participant is no longer eligible to participate in the Plan after retirement or termination.

      A participant may also receive a hardship distribution upon meeting certain immediate financial need requirements and receiving management approval.

2. Summary of Accounting Policies

   A. Basis of Accounting
      The financial statements of the Plan are prepared under the accrual method of accounting.

   B. Investment Valuation and Income Recognition
      The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial Holdings, Inc. common stock in the Stock Fund is valued at the average of the bid and asked quoted market price. Loans receivable from participants are valued at cost which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   C. Payment of Benefits and Withdrawals
      Benefits are recorded when paid. Benefits attributable to terminated employees at December 31, 1996 and 1995, which were paid in the subsequent year were $175,831 and $89,123, respectively.

      Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

   D. Use of Estimates
      In conforming to generally accepted accounting principles, preparation of the financial statements requires the use of estimates made by management.

3. Investments

   Plan assets are held in a trust established pursuant to an agreement between the Company and the Trustees, who are officers of the Company or Thrifts. The Trustees direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' investment elections and certain other specified limitations. The fair values of the investments of the trust at December 31, 1996 and 1995, were as follows:

                                                  1996          1995
                                              --------------------------
    Cash demand deposits held by:
       First Financial Holdings, Inc.         $     63,687  $    198,323

    Mutual Funds:
       Fidelity Puritan Fund                     5,746,952     5,183,969
       Fidelity Intermediate Bond Fund             325,526       312,887
       Fidelity Value Fund                       3,085,512     2,252,317

    Certificates of deposit accounts:
       First Federal or Peoples Federal          3,314,222     3,217,624

    Equity securities:
       First Financial Holdings, Inc.
          common stock                           8,322,300     6,977,714
                                              --------------------------
             Total investments                $ 20,858,199  $ 18,142,834
                                              ==========================

   Certificates of deposit at December 31, 1996 consisted of the amount on deposit with the Thrifts with interest rates ranging from 4.00% to 8.35% and maturities of three months to five years. During 1996 and 1995, the Plan's mutual funds appreciated in value in the amounts of $808,697 and $1,239,494, respectively. During 1996 and 1995, the Plan's equity securities appreciated in value in the amounts of $1,186,807 and $800,172, respectively. These amounts represent the total of the net realized gain or loss from investment transactions and the net unrealized appreciation or depreciation of investments. The method used in calculating realized gains and losses is based on average net cost.

   The investments of the Stock Fund on the Statements of Net Assets Available for Benefits include certain invested cash to be used for future purchases of equity securities.

4. Contributions and Contributions Receivable

   The Thrift's quarterly return on equity resulted in the following estimated average employer matching contributions (for those participants contributing at least 5%) and employer profit sharing contributions.

                                                   1996        1995
                                                  ------------------
    Employer matching contributions:
       First Federal                               3.75%       2.81%
       Peoples Federal                             3.75%       3.75%

    Employer profit sharing contributions:
       First Federal                               4.50%       3.38%
       Peoples Federal                             4.50%       4.50%

   These estimates represent the multiplication of the average return on equity percentages (in accordance with the schedule in Note 1.B.) times the 5% maximum matching percentage and 6% profit sharing percentage, respectively.

   Contributions receivable include the following:

                                                       December 31
                                                    1996        1995
                                                 ---------------------
 Profit sharing:
    Third quarter                                $    -        259,714
    Fourth quarter                                 298,784     219,065
       Total                                       298,784     478,779

5. Related Party Transactions

   The Plan is administered by a committee consisting of three or more persons who are officers of the Company or the Thrifts. Members are appointed by the Company's Board of Directors.

   Expenses incurred in connection with the administration of the Plan are paid by the Plan. Administrative expenses paid by the Plan during 1996 and 1995 amounted to $67,718 and $51,005, respectively.

6. Tax Status

   The Internal Revenue Service has previously informed the Plan's administrators that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code, and of the exempt status of the trust under Section 501(a) of the Code.

   The Plan obtained its latest determination letter on May 20, 1996, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Further, the continued qualification of the Plan is dependent on its effect in operations. The plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and that the related trust was tax exempt as of the financial statement date.

7. Amendments to the Plan

   The Plan was amended during 1993 through 1997 for certain technical requirements of the Unemployment Compensation Amendment Act of 1992, Omnibus Budget Reconciliation Act of 1993 and Tax Reform Act of 1986, as well as resolutions of the Trustees.

   Effective July 1, 1997, any participant, who has attained 10 years of service and 50 years of age, may make a one-time transfer of amounts held in their Stock Fund to other investment funds. In the event of this transfer, a 12 month waiting period will be in effect for further investments in the Stock Fund.

   Also effective July 1, 1997, special eligibility provisions permitted certain part-time employees to participate in the Plan.

8. Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                       FIRST FINANCIAL HOLDINGS, INC.
                            SHARING THRIFT PLAN
                                 Schedule I
               Assets Held for Investment Purposes - Item 27a
                             December 31, 1996


       Identity of Issue, Borrower,
          Lessor or Similar Party          Description of Investment      Cost     Current Value
------------------------------------------------------------------------------------------------
 Cash on deposit with
   First Federal or Peoples Federal*       Interest-bearing deposits $      63,687 $      63,687

 Mutual Funds
   Fidelity Puritan Fund                                                 5,746,952     5,746,952

   Fidelity Intermediate Bond Fund                                         325,526       325,526

   Fidelity Value Fund                                                   3,085,512     3,085,512

 Certificates of deposit:
   First Federal or Peoples Federal*       Maturing 1997-2000            3,314,222     3,314,222

 Common Stock:
   First Financial Holdings, Inc.*         Shares of common stock        4,724,177     8,322,300

      Total investments on balance sheet                                17,260,076    20,858,199

   Loans due from participants             Bearing various interest
                                           rates and maturities            224,166       224,166
------------------------------------------------------------------------------------------------
      Total investments and loans                                    $  17,484,242 $  21,082,365
================================================================================================

*Parties-in-interest to the Plan.

                      See accompanying independent auditors  report

                       FIRST FINANCIAL HOLDINGS, INC.
                            SHARING THRIFT PLAN
                                Schedule II
               Schedule of Reportable Transaction - Item 27d
                        Year Ended December 31, 1996


                                                                            Sales
                                                             ----------------------------------
    Identity of Party                                                                  Net Gain
        Involved           Description of Assets  Purchases    Proceeds      Cost       (Loss)
-----------------------------------------------------------------------------------------------
First Federal or Peoples  Certificates of
  Federal*                  deposit              $2,950,645  $2,854,645  $2,854,645  $    -
First Financial
  Holdings*               Common Stock           $1,310,290  $1,152,511  $  646,739  $   505,772

*Parties-in-interest

               See accompanying independent auditors  report

                                 SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Tustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          First Financial Holdings, Inc.
                                          Sharing Thrift Plan

Date:  June 27, 1997                      By:  A. Thomas Hood
                                          A. Thomas Hood
                                          Member of The First Financial
                                          Holdings, Inc. Sharing Thrift
                                          Plan Committee

MCLAIN, MOISE & ASSOCIATES, PC
Certified Public Accountants                       Maritime Bldg.
                                                   Suite 101
                                                   215 East Bay Street
                                                   Charleston, S.C. 29401
                                                   Tel: (803) 577-0414
                                                   Fax: (803) 577-0428




                       INDEPENDENT AUDITORS' CONSENT



The Board of Directors
First Financial Holdings, Inc.

We consent to the inclusion of our report dated June 23, 1997, with respect to the Statement of Net Assets Available for Benefits, With Fund Information as of December 31, 1996 and 1995, and the related Statement of Changes in Net Assets for Benefits, With Fund Information for the years ended December 31, 1996 and 1995, which report appears in the Form 11-K of First Financial Holdings, Inc. dated June 23, 1997.




MCLAIN, MOISE & ASSOCIATES, PC


Charleston, South Carolina
June 23, 1997